ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-273755

Ingersoll Rand Inc.

$500,000,000 5.400% Senior Notes due 2028 (the “2028 Notes”)
$1,000,000,000 5.700% Senior Notes due 2033 (the “2033 Notes”)

Pricing Term Sheet
August 8, 2023

This  supplement  (this  “Pricing  Term  Sheet”)  is  qualified  in  its  entirety  by  reference  to  the preliminary prospectus supplement dated August 7, 2023 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated August 7, 2023 (the “Base Prospectus”) included in the registration statement (File No. 333-273755) filed  with  the  Securities  and  Exchange  Commission  (the “SEC”). The  information  in  this  Pricing  Term  Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement and Base Prospectus to the extent inconsistent with the information contained therein.  Terms used but not defined in the Pricing Term Sheet will have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Ingersoll Rand Inc.

Principal Amount:	2028 Notes: $500,000,000 2033 Notes: $1,000,000,000

Offering Format:	SEC-Registered

Maturity Date:	2028 Notes: August 14, 2028 2033 Notes: August 14, 2033

Coupon (Interest Rate):	2028 Notes: 5.400% 2033 Notes: 5.700%

Yield to Maturity:	2028 Notes: 5.490% 2033 Notes: 5.802%

Spread to Benchmark Treasury:	2028 Notes: +137 bps 2033 Notes: +177 bps

Benchmark Treasury:	2028 Notes: 4.125% due July 31, 2028 2033 Notes: 3.375% due May 15, 2033

Benchmark Treasury Yield:	2028 Notes: 4.120% 2033 Notes: 4.032%

Price to Public:	2028 Notes: 99.611% of the principal amount 2033 Notes: 99.234% of the principal amount In each case, plus accrued interest, if any, from August 14, 2023

Interest Payment Dates:	Semi-annually on February 14 and August 14, commencing February 14, 2024

Interest Record Dates:	January 31 and July 31

Par Call Date:
2028 Notes: July 14, 2028 (the date that is one month prior to the maturity date of the 2028 Notes)
2033 Notes: May 14, 2033 (the date that is three months prior to the maturity date of the 2033 Notes)

Optional Redemption:
Prior to the applicable Par Call Date, the Issuer may redeem the 2028 Notes and/or the 2033 Notes (collectively, the “Notes”) at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes of such series matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (i) 25 basis points in the case of the 2028 Notes or (ii) 30 basis points in the case of the 2033 Notes less (b) interest accrued thereon to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the Notes of a series at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Change of Control Offer:
If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs with respect to a series of Notes, the Issuer will be required, subject to certain conditions, to offer to repurchase the Notes of such series at a purchase price equal to 101% of their principal amount (or such higher amount as the Issuer may determine), plus accrued and unpaid interest to the date of repurchase.

Trade Date:	August 8, 2023

Settlement Date*:	August 14, 2023 (T+4)

CUSIP / ISIN:	2028 Notes: 45687V AA4 / US45687VAA44 2033 Notes: 45687V AB2 / US45687VAB27

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC HSBC Securities (USA) Inc. Deutsche Bank Securities Inc. TD Securities (USA) LLC

Senior Co-Managers:	Barclays Capital Inc. ING Financial Markets LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Expected Ratings**:	Moody’s: Baa3
S&P: BBB-
Fitch: BBB-

*It is expected that delivery of the Notes will be made against payment for the Notes on or about August 14, 2023, which will be the fourth business day following the date hereof (this settlement cycle being referred to as T+4).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement, including a base prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it toll free by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533.

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